Mail Stop 4561

									January 20, 2006


Mr. Richard G. Spencer
President and Chief Executive Officer
Fidelity Bancorp, Inc.
1009 Perry Highway
Pittsburgh, Pennsylvania 15237
Via Mail and Facsimile (412) 364-6504

      Re:	Fidelity Bancorp, Inc.
		Form 10-K for the fiscal year ended September 30, 2005
		File No. 0-22288

Dear Mr. Spencer:

      We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2005

Consolidated Financial Statements

Note 2 - Securities, page 17
1. Please provide us with your comprehensive analysis describing how you determined that your mutual fund investments, mortgage-backed securities, and collateralized mortgage obligations with unrealized losses for 12 months or longer were not other than temporarily impaired as of September 30, 2005. Refer to SAB 59 and include the following in your analysis:

* the nature and terms of each significant investment;
* the duration and the extent to which the market value has been less than cost;
* the time period you estimate until the forecasted recovery of fair value up to the cost of for each significant investment and your basis for that estimate; and
* how you determined that you have the intent and ability to retain your mutual fund investments for a period of time sufficient to allow for any anticipated recovery in market value in light of the fact that these are equity investments for which there are not contractual provisions for a return of your principal investment.

*****

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3449 if you have questions.

								Sincerely,



      Joyce Sweeney
									Accounting Branch
Chief
Mr. Richard G. Spencer
Fidelity Bancorp, Inc.
January 27, 2006
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